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                             May 23, 2024

       Eric H. Baker
       Chief Executive Officer
       StubHub Holdings, Inc.
       175 Greenwich Street, 59th Floor
       New York, New York 10007

                                                        Re: StubHub Holdings,
Inc.
                                                            Amendment No. 8 to
Draft Registration Statement on Form S-1
                                                            Submitted April 26,
2024
                                                            CIK No. 0001337634

       Dear Eric H. Baker:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       December 15, 2023 letter.

       Amendment No. 8 to Draft Registration Statement on Form S-1 submitted April 26, 2024

       Prospectus Summary, page 1

   1. We note your response to prior comment 1, as well as your revised disclosure that you generated net income of
$405.2 million in 2023. We further note your revised disclosure on page 91 that,
[i]f an underwritten initial public offering had occurred on December 31,
                                                        2023, we would have
recorded $683.3 million of cumulative stock-based compensation
                                                        expense,    as well as
an additional $646.7 million that will be recognized over 1.8 years.
                                                        Please include
disclosure in your prospectus summary, and elsewhere as appropriate, highlighting this
anticipated compensation expense and the impact on your future results of operations,
including whether it could impact profitability. Also include risk factor disclosure, as
appropriate.
 Eric H. Baker
FirstName  LastNameEric
StubHub Holdings, Inc. H. Baker
Comapany
May        NameStubHub Holdings, Inc.
     23, 2024
May 23,
Page 2 2024 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Costs and Expenses, page 77

2. Within your trend discussion, please disclose the impact of the stock-based compensation you expect to record in connection with your initial public offering. Refer to Item 303(a)
         and (b)(2)(ii) and (iii) of Regulation S-K.
Gross Ticket Fees, page 83

3. Please revise to indicate the reasons why your gross ticket fees metric provides useful information to investors. Refer to SEC Release No. 33-10751. Adjusted EBITDA, page 84

4. We note your adjusted EBITDA includes an adjustment labeled "indirect tax contingency costs." Please clarify what this adjustment is attempting to convey and how it is not an ordinary operating expense. Refer to Question 100.01 of the Non- GAAP Financial
         Measures Compliance and Disclosure Interpretations (C&DI   s) for
guidance.
Free Cash Flow, page 85

5. We note your response to prior comment 3 and the revised non-GAAP measure of free cash flow excludes intangible assets and capitalized software development costs. Tell us your consideration of labelling free cash flow as "adjusted" since you include adjustments for multiple types of transactions. Refer to Questions 102.07 and
100.05 of the Non-
         GAAP Financial Measures C&DI   s for guidance.
Our Market Opportunity, page 107

6. We note your response to comment 1 of our letter dated July 24, 2023 that you "will revise [your] marketing statements and base such statements on data as of a more recent year in connection with a future amendment to the Draft Registration Statement." We also note your revised disclosure in connection with your market statements and your SAM and TAM assumptions. In connection therewith, please disclose the basis for your belief that you are "the category leader in the international secondary ticketing market." In this regard, while we note that you rely on GMS as compared to similar metrics of your largest competitors with respect to your position as "the clear leader in the North American secondary ticketing market," it does not appear that you include comparable disclosure explaining the basis for your international market position. Please also clarify the basis for your statement that you are the largest ticketing marketplace "where fans can buy tickets from sellers of all types," as this applies to more than the secondary ticketing market.
         Where you state that you are the "clear leader" in the North American secondary ticketing market, quantify or otherwise explain what makes you the "clear leader."

         Additionally, please disclose the basis for your disclosure that "it has been estimated that approximately 20% of live event tickets go unsold," that you "estimate this contributes to
 Eric H. Baker
StubHub Holdings, Inc.
May 23, 2024
Page 3
      approximately $15 billion in lost ticket sales each year for CRHs and that the total lost value is much greater . . . . ," that you "estimate that total global spend on leisure
      experiences and attractions in 2023 was $348 billion," and that "[i]n the long-term, we expect the international market will outsize the North American market .
.. . ."
Notes to the Consolidated Financial Statements
19. Income Taxes, page F-53

7. Please provide us with your analysis supporting the release of the deferred tax valuation allowance in fiscal 2023 including the positive and negative evidence considered. Please also address how you considered the stock-based compensation expected to be recorded in connection with your initial public offering.
21. Net Income (Loss) Per Share Attributable to Common Stockholders, page F-58

8. In your calculation of dilutive net income per share, please tell us why you are making adjustments for the conversion of Class B to Class A shares and why the Class B net income per share is not impacted by such adjustments.
       Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,
FirstName LastNameEric H. Baker
                                                              Division of
Corporation Finance
Comapany NameStubHub Holdings, Inc.
                                                              Office of Trade &
Services
May 23, 2024 Page 3
cc:       Alison A. Haggerty
FirstName LastName